        As filed with the Securities and Exchange Commission on July 20,
                         2001 Registration No. 333-63162

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  -------------

                              MEDIX RESOURCES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                Colorado                                     84-1123311
     (State or Other Jurisdiction of                      (I.R.S. Employer
     Incorporation or Organization)                    Identification Number)

                         305 Madison Avenue, 20th Floor
                            New York, New York 10165
                                 (212) 697-2509
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                              Lyle B. Stewart, Esq.
                              Lyle B. Stewart, P.C.
                              3751 S. Quebec Street
                                Denver, CO 80237
                                 (303) 267-0920
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                                -----------------

                         Approximate   date  of  commencement  of  proposed
sale to the  public:  From time to time after this  Registration  Statement becomes effective.

          If any of the securities  being registered on this form are to be offered on a delayed or  continuous  basis  pursuant  to Rule 415 under the
Securities Act of 1933,  other than  securities  offered only in connection
with dividend or interest reinvestment plans, check the following box: |X|

          If the  registrant  elects to deliver its latest annual report to security  holders,  or a complete and legible facsimile  thereof,  pursuant to item 11(a)(1) of this Form, check the following box:

          If this Form is filed to register  additional  securities  for an offering  pursuant to Rule 462(b)  under the Securities  Act,  please check the  following  box and  list the  Securities  Act  registration  statement number  of the  earlier  effective  registration  statement  for  the  same offering:

          If this Form is a  post-effective  amendment  filed  pursuant  to
Rule 462(c)  under the Securities Act, check the following box and list the
Securities  Act  registration  statement  number of the  earlier  effective registration statement for the same offering:

         If this  Form is a  post-effective  amendment  filed  pursuant  to
Rule 462(d) under the Securities Act, check the following
box and  list the  Securities  Act  registration  statement  number  of the earlier effective registration statement for the same offering:

          If delivery of the  prospectus is expected to be made pursuant to
Rule 434, please check the following box:

The Registrant  hereby amends this  Registration  Statement on such date or
dates  as  may  be  necessary  to  delay  its  effective   date  until  the
Registrant shall file a further  amendment which  specifically  states that
this   Registration   Statement  shall   thereafter   become  effective  in
accordance  with Section 8(a) of the  Securities  Act of 1933 or until this
Registration   Statement  shall  become  effective  on  such  date  as  the
Commission, acting pursuant to said Section 8(a), may determine.

                              SUBJECT TO COMPLETION

                               DATED JULY_20, 2001

PROSPECTUS

                              MEDIX RESOURCES, INC.

                        10,486,000 Shares of Common Stock

   The  shareholders  of Medix  Resources,  Inc. named herein will have the right to offer  and sell up to an  aggregate  of  10,486,000  shares of our common stock under this  Prospectus.  Of these shares,  up to 9,500,000 may be  issued  in  connection  with the draw  down of funds by Medix  under an equity  line of  credit,  up to  900,000  may be  issued  as  payments  for services  rendered,  and  up to  86,000  may be  issued  upon  exercise  of warrants to purchase our common stock.

   Cornell  Capital  Partners,  L.P. and Dutchess  Private  Equities  Fund,
L.P., two of the selling  shareholders  named herein,  who are providers of the equity line of credit are statutory  underwriters  under Section 2a(11)
of the  Securities  Act of 1933,  as amended.  See "Equity Line of Credit,"
"Selling Shareholders," and "Plan of Distribution."

   Medix will not receive  directly  any of the  proceeds  from the sale of these  shares by the  selling  shareholders.  However,  Medix will  receive the  proceeds of draws  under the equity line and from the  exercise of any warrants  to  purchase  the  shares to be sold  hereunder.  Medix  will pay the expenses of registration of these shares.

    The common stock is traded on the  American  Stock  Exchange  under the symbol  "MXR".  On July 17,  2001,  the closing  price of the common  stock was reported as $0.95.

   The  securities  offered  hereby  involve  a high  degree  of risk.  See
"RISK  FACTORS"  beginning  on page 3  for  certain  risks  that  should be considered by prospective purchasers of the securities offered hereby.

    Neither  the   Securities   and  Exchange   Commission  nor  any  state
securities  commission  has approved or  disapproved  of the  securities or determined if this prospectus is truthful or complete.  Any  representation to the contrary is a criminal offense.

                 The date of this Prospectus is _____ __, 2001

         No dealer,  salesman or other person has been  authorized  to give any  information  or  to  make  any  representation  not  contained  in  or incorporated  by reference in this  Prospectus  and, if given or made, such information  or  representation  must not be  relied  upon as  having  been authorized  by us,  the  selling  shareholders  or any other  person.  This
Prospectus  does not  constitute an offer to sell or a  solicitation  of an offer to buy any of the securities  offered hereby in any  jurisdiction  to any  person  to  whom  it is  unlawful  to  make  such  an  offer  in  such jurisdiction.  Neither the  delivery of this  Prospectus  nor any sale made hereunder shall, under any  circumstances,  create any implication that the information  herein  is  correct  as of any  time  subsequent  to the  date hereof or that there has been no change in our affairs since such date.

                               ------------------

                                TABLE OF CONTENTS
                               ------------------

FORWARD-LOOKING STATEMENTS

RISK  FACTORS

THE COMPANY

EQUITY LINE OF CREDIT

USE OF PROCEEDS

SELLING SHAREHOLDERS

DESCRIPTION OF SECURITIES

PLAN OF DISTRIBUTION

INDEMNIFICATION OF OFFICERS AND DIRECTORS

AVAILABLE INFORMATION

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

LEGAL MATTERS

EXPERTS

                           FORWARD-LOOKING STATEMENTS

   This  Prospectus and the documents  incorporated  by reference into this
Prospectus  contain  forward-looking  statements,   which  mean  that  they
relate  to  events  or  transactions  that  have  not  yet  occurred,   our
expectations  or  estimates  for  Medix's  future  operations,  our  growth strategies  or business  plans or other  facts that have not yet  occurred.
Such   statements   can  be  identified  by  the  use  of   forward-looking
terminology   such  as   "might,"   "may,"   "will,"   "could,"   "expect,"
"anticipate,"   "estimate,"  "likely,"  "believe,"  or  "continue"  or  the negative  thereof or other  variations  thereon or comparable  terminology.
The following risk factors  contain  discussions of important  factors that should be considered by prospective  investors for their  potential  impact on  forward-looking  statements  included  in  this  Prospectus  and in the
documents   incorporated   by  reference   into  this   Prospectus.   These
important  factors,  among  others,  may  cause  actual  results  to differ materially  and  adversely  from the  results  expressed  or implied by the forward-looking statements.

                               RISK FACTORS

   An investment in our common stock:
o     has a high degree of risk;
o     is highly speculative;
o     should only be considered by those persons or entities who can afford to loose their entire investment.

   In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating our business and an investment in our shares.  The order in which the following risk factors are presented does not indicate the relative magnitude of the risks described.

Our Continuing  Losses;  Going Concern  Exception;  Our Need for Additional
Financing

   We reported net losses of  ($5,415,000),  ($4,847,000)  and ($5,422,000)
for the years ended  December 31, 2000,  December 31, 1999 and December 27,
1998,  respectively,  and a net loss of  ($2,259,000)  for our  2001  first quarter  ended March 31,  2001.  At March 31, 2001,  we had an  accumulated deficit of  ($25,683,000).  Our  independent  accountants  have  included a
"going  concern"  exception  in their  audit  report  on our  audited  2000 financial  statements.  See our  Form  10-KSB  for the  fiscal  year  ended
December 31, 2000.

   We expect to  continue  to  experience  loses,  in the near term,  as we attempt to develop our Cymedix(R)software  products.  The current operation of our  business  and our  ability  to  continue  to  develop  our  Cymedix software  products  will  depend  upon our  ability  to  obtain  additional financing.  Currently,  we are not receiving any significant  revenues from the sale of our Cymedix  software  products.  We are attempting to meet our current  cash flow needs by raising  capital in the private debt and equity markets and through the exercise of  currently  outstanding  warrants.  The
development  and  marketing  of  the  Cymedix  software   products  require
substantial   capital   investments.   There  can  be  no  assurance   that
additional  investments or financings  will be available to us as needed to support  the  development  of  Cymedix  products.  Failure  to obtain  such capital on a timely  basis  could  result in lost  business  opportunities, the sale of the Cymedix  business at a  distressed  price or the  financial failure of our company.

Risk of Development Stage Company

   Since the sale of our  remaining  temporary  staffing  business in early
2000, we principally  develop  software for  Internet-based  communications and  information  management  for medical  service  providers,  through our
wholly-owned   subsidiary,   Cymedix   Lynx   Corporation.   Our   software
products  are  currently  being  tested  by  several  different  healthcare providers.  However,  our Cymedix  software  business has not yet generated any significant revenues.

         Our company,  through its  subsidiary  Cymedix  Lynx  Corporation, has only recently begun its medical  software line of business  through the acquisition  of a  development  stage  medical  software  business in 1998.
Our  company  has  little  experience  in  marketing   software   products,
providing  software  support  services,  evaluating  demand  for  products, financing a software  business and dealing with  government  regulation  of software  products.  While we are  putting  together a team of  experienced executives,  they have  come from  different  backgrounds  and may  require some  time to  develop  an  efficient  operating  structure  and  corporate culture for our  company.  We believe  our  structure  of multiple  offices serves our customers  well, but it does present an additional  challenge in building our corporate culture and operating structure.

   Our  products  are  still  in the  development  stage  and  have not yet proven  their  effectiveness  or their  marketability.  As a  developer  of software  products,  we  will  be  required  to  anticipate  and  adapt  to
evolving  industry  standards  and  new  technological  developments.   The
market for our software  products is  characterized  by continued and rapid
technological   advances  in  both   hardware  and  software   development,
requiring  ongoing  expenditures for research and  development,  and timely introduction  of new products and  enhancements to existing  products.  The establishment  of  standards  is  largely a  function  of user  acceptance.
Therefore,  such standards are subject to change.  Our future  success,  if any,  will  depend in part upon our ability to enhance  existing  products, to  respond  effectively  to  technology  changes,  and  to  introduce  new products  and  technologies  to meet the  evolving  needs of our clients in the healthcare  information  systems market.  The  introduction of software products  in that  market  has been slow due to the  large  number of small practitioners  who are  resistant to change and the costs  associated  with change,  particularly  in a period of rising  pressure  to reduce  costs in the market.  We are currently  devoting  significant  resources  toward the
development   of  products.   There  can  be  no  assurance  that  we  will
successfully  complete  the  development  of  these  products  in a  timely fashion or that our current or future  products  will  satisfy the needs of the  healthcare  information  systems  market.  Further,  there  can  be no assurance  that  products  or  technologies  developed  by others  will not adversely  affect  our  competitive  position  or render  our  products  or technologies noncompetitive or obsolete.

Product Liability Risks

   Certain of our  products  provide  applications  that  relate to patient medical  histories  and  treatment  plans.  Any failure by our  products to provide  accurate,  secure and timely  information  could result in product liability  claims  against  us  by  our  clients  or  their  affiliates  or patients.  We  maintain  insurance  that we believes is adequate to protect against claims  associated  with the use of our products,  but there can be no assurance that our insurance  coverage would  adequately cover any claim asserted  against us. A successful  claim  brought  against us in excess of our  insurance  coverage  could  have  a  material  adverse  effect  on our
results   of   operations,    financial   condition   or   business.   Even
unsuccessful   claims  could  result  in  the   expenditure   of  funds  in
litigation, as well as diversion of management time and resources.

There is Great Uncertainty in the Healthcare Industry

    The  healthcare and medical  services  industry in the United States is in a period of rapid change and  uncertainty.  Governmental  programs  have been  proposed,  and some  adopted,  from time to time,  to reform  various aspects of the U.S.  healthcare  delivery  system.  Some of these  programs contain proposals to increase government  involvement in healthcare,  lower reimbursement  rates and  otherwise  change the operating  environment  for
our  customers.   Particularly,   the  Health  Insurance   Portability  and
Accountability   Act  of  1996,   and  the   regulations   that  are  being
promulgated  thereunder,  are causing the healthcare industry to change its procedures  and incur  substantial  cost in doing  so.  We  cannot  predict with any  certainty  what  impact,  if any,  these  and  future  healthcare reforms might have on our business.

Risks of Infringement of Proprietary Technology

    Our  wholly-owned  subsidiary,   Cymedix  Lynx  Corporation,  has  been
granted  certain patent rights,  trademarks and copyrights  relating to its software  business.  These  patents and  copyrights  have been  assigned by our  subsidiary  to the  parent  company,  Medix.  The  patent  rights  and intellectual  property  legal  issues for  software  programs,  such as the
Cymedix(R)products,  are  complex  and  currently  evolving.  Since  patent applications  are secret until  patents are issued,  in the United  States, or published,  in other countries,  we cannot be sure that we are the first to file any patent  application.  In  addition,  there can be no  assurance that  competitors,  many of which have far  greater  resources  than we do, will  not  apply  for and  obtain  patents  that  will  interfere  with our ability  to  develop  or  market  product  ideas  that we have  originated.
Further,  the  laws  of  certain  foreign  countries  do  not  provide  the protection  to  intellectual  property  that  is  provided  in  the  United
States,  and may limit our  ability to market  its  products  overseas.  We cannot  give any  assurance  that the scope of the rights that we have been granted  are broad  enough  to fully  protect  our  Cymedix  software  from infringement.

    Litigation  or regulatory  proceedings  may be necessary to protect our intellectual  property  rights,  such as the scope of our patent.  In fact, the computer  software  industry in general is characterized by substantial
litigation.   Such   litigation   and  regulatory   proceedings   are  very
expensive  and could be a  significant  drain on our  resources  and divert resources  from product  development.  There is no  assurance  that we will have  the  financial  resources  to  defend  our  patent  rights  or  other intellectual property from infringement or claims of invalidity.

    We also rely upon  unpatented  proprietary  technology and no assurance can be given  that  others  will not  independently  develop  substantially
equivalent  proprietary   information  and  techniques  or  otherwise  gain
access  to  or  disclose  our   proprietary   technology  or  that  we  can
meaningfully   protect   our   rights   in  such   unpatented   proprietary
technology.  We will use our best efforts to protect such  information  and techniques,  however,  no assurance  can be given that such efforts will be successful.  The failure to protect our  intellectual  property could cause us to  loose  substantial  revenues  and to fail  to  reach  its  financial potential over the long term.

Our Business is Highly Competitive

   Medical  Information  Software.  Competition  can be  expected to emerge from  established  healthcare  information  vendors and  established or new
Internet  related vendors.  The most likely  competitors are companies with a focus on clinical  information  systems and enterprises  with an Internet commerce  or  electronic  network  focus.  Many of these  competitors  will have access to substantially  greater amounts of capital  resources than we
have  access  to,  for  the  financing  of  technical,   manufacturing  and
marketing  efforts.  Frequently,  these  competitors will have affiliations with major  medical  product  companies  or software  developers,  who will assist  in the  financing  of such  competitor's  product  development.  We will

seek to raise  capital  to develop  Cymedix  products  in a timely  manner, however, so long as our operations
remain  underfunded,  as  they  now  are,  we  will  be  at  a  competitive disadvantage.

   Software  Development  Personnel.  The  success  of the  development  of our  Cymedix  software  is  dependent  to a  significant  degree on our key management  and  technical  personnel.  We believe  that our  success  will also  depend  upon our  ability to  attract,  motivate  and  retain  highly
skilled,   managerial,   sales  and  marketing,  and  technical  personnel,
including  software  programmers  and  systems  architects  skilled  in the computer  languages  in which our  Cymedix  products  operate.  Competition for such personnel in the software and information  services  industries is intense.  The loss of key  personnel,  or the  inability  to hire or retain qualified  personnel,  could have a material  adverse effect on our results of operations, financial condition or business.

Securities Law Issues

   We have  raised  substantial  amounts of  capital in private  placements from  time to time.  The  securities  offered  in such  private  placements were not  registered  with the  Securities  and Exchange  Commission or any
state  agency  in  reliance   upon   exemptions   from  such   registration
requirements.  Such  exemptions  are highly  technical  in nature and if we inadvertently  failed  to  comply  with  the  requirements  of any of  such exemptive  provisions,  investors  would  have the right to  rescind  their purchase of our  securities  or sue for damages.  If one or more  investors were to  successfully  seek such  rescission or institute such suit,  Medix could face severe  financial  demands  that could  material  and  adversely affect our financial position.

Impact of Shares Eligible for Future Sale

   As  of  July  17,  2001,  we  had  50,211,866  shares  of  common  stock
outstanding.   As  of  that  date,  approximately  22,396,376  shares  were issuable  upon the  exercise  of  outstanding  options,  warrants  or other rights,  and the conversion of preferred  stock.  Most of these shares will be  immediately  saleable upon exercise or  conversion  under  registration statements we have filed with the U.S.  Securities and Exchange  Commission
(the "SEC").  The exercise  prices of options,  warrants or other rights to acquire common stock  presently  outstanding  range from $0.19 per share to
$4.97 per share.  During the respective  terms of the outstanding  options, warrants,  preferred  stock and other  outstanding  derivative  securities, the holders are given the  opportunity  to profit from a rise in the market price of the common  stock,  and the exercise of any  options,  warrants or other  rights may  dilute the book value per share of the common  stock and put downward  pressure on the price of the common  stock.  The existence of the options,  conversion rights, or any outstanding  warrants may adversely affect  the  terms on  which we may  obtain  additional  equity  financing.
Moreover,  the  holders of such  securities  are likely to  exercise  their rights to acquire  common  stock at a time when we would  otherwise be able to obtain capital on terms more  favorable  than could be obtained  through the exercise or conversion of such securities.

Dilution Due to Equity Line of Credit

   The  resale  of the  common  stock  that may be  issued  by us under the equity line of credit  described  herein will  substantially  increase  the number of our publicly traded shares  ("float").  If existing  shareholders perceive that this  increased  float is not  accompanied  by a commensurate
increase  in  value  to  the  Company,   then  shareholder   value--real  or
perceived--will  be  diluted.  Such  dilution  could  cause  holders  of our shares of common  stock to sell,  thus  depressing  the price of our common stock.  Therefore,  the very existence of the equity line  financing  could depress the market price of our common stock.

Risk of Additional Selling Pressure on Stock Price

   The  resale  of the  common  stock  that  will be issued by us under the equity line of credit  described  herein could  depress the market price of our common  stock.  This would  occur if such resale took the form of heavy volume,  or volume  concentrated  in a relatively  short period,  at levels greater  than the trading  activity of our stock  could  normally  support.
Furthermore,  the  terms  of the  equity  line  provide  that we will  sell shares of our common  stock to the  providers  of the  financing  at 91% of the  average  of the  three  lowest of the  daily  volume-weighted  average prices of our common stock  during the  22-trading  day period  immediately before our  request  for the  advance.  Therefore,  since all of the shares that are issued by us in  connection  with  advances  under the equity line financing  will have a  "built-in"  discount of at least 9% upon  issuance, this could  produce  an impetus  for the  providers  of the equity  line to resell  their  shares  sooner  or  in  greater  quantity  than  they  would otherwise.  Such  resale  could  have the  effect of  depressing  our share price.

Volatility of Our Stock Price

    Historically,  our  common  stock  has  experienced  significant  price fluctuations.  This has been caused by factors such as:

     o    negative  announcements by our company or others,  particularly in the technology sector;
     o    regulatory, legislative or other developments affecting our company or the health care industry generally;
     o    conversion of our  preferred  stock and  convertible  debt into common stock at conversion rates based on current market prices of our common stock and  exercise of options and  warrants at below  current  market prices; and
     o    market conditions specific to technology and internet  companies,  the health care industry and general market conditions.

    In  addition,   in  recent  years  the  stock  market  has  experienced
significant price and volume  fluctuations.  These fluctuations,  which are often unrelated to the operating  performance of specific  companies,  have had a  substantial  effect on the market price for many health care related companies.  Factors  such as those cited  above,  as well as other  factors that may be unrelated to our operating  performance  may  adversely  affect the price of our common stock.

Application of Penny Stock Rules to Our Common Stock

    Trading of our common  stock may be  subject to the penny  stock  rules
under  the  Securities  Exchange  Act  of  1934,  as  amended,   unless  an
exemption  from such  rules is  available.  Broker-dealers  making a market in our  common  stock  will be  required  to  provide  disclosure  to their customers  regarding  the  risks  associated  with our  common  stock,  the suitability  for the customer of an  investment  in our common  stock,  the duties of the  broker-dealer to the customer and information  regarding bid and ask prices  for our common  stock,  and the amount and  description  of any  compensation  the  broker-dealer  would receive in  connection  with a transaction  in our  common  stock.  The  application  of these  rules will likely  result in fewer market  makers  making a market of our common stock and further restrict the liquidity of our common stock.

Absence of Common Stock Dividends

    We have not had  earnings,  but if earnings were  available,  it is our
general   policy  to  retain  any  earnings  for  use  in  our   operation.
Therefore,  we do not  anticipate  paying any cash  dividends on our common stock in the  foreseeable  future.  Any  payment of cash  dividends  on our
common  stock  in  the  future  will  be  dependent   upon  our   financial
condition,   results  of   operations,   current   and   anticipated   cash
requirements,  plans  for  expansion,  as well as  other  factors  that the
Board  of  Directors  deems   relevant.   We  anticipate  that  our  future
financing  agreements  will prohibit the payment of common stock  dividends without the prior written consent of our lender(s).

                                   THE COMPANY

   Medix  Resources,  Inc., a Colorado  corporation,  sold its supplemental staffing  business,  which  operated  under the  tradenames  "National Care
Resources"  and  "TherAmerica"  on February 19, 2000,  and now  principally
develops  software  for   Internet-based   communications  and  information
management  for  medical  service   providers,   through  its  wholly-owned
subsidiary, Cymedix Lynx Corporation.

   We  acquired  Cymedix  in  January  of  1998.   Cymedix  has   developed   an
Internet-based communications and information management product, which we began marketing to medical professionals nationwide. Growth of the medical information management  marketplace is being driven by the need to share significant amounts of clinical and patient information between physicians, their outpatient service providers,  hospitals, insurance companies and managed care organizations.  This market is one of the fastest-growing  sectors in healthcare today,  commanding a projected two-thirds of health care capital investments.  The Cymedix(R)software
contains   patented  elements  that  can  be  used  to  develop  secure  medical communications  products  that  make  use of the  Internet.  Using  the  Cymedix
software,   medical  professionals  can  order,  prescribe  and  access  medical information from insurance companies and managed care organizations,  as well as from  any  participating  outpatient  service  provider,  such as a  laboratory, radiology center,  pharmacy or hospital. We will provide the software at minimal charges to physicians  and clinics,  and will collect user fees  whenever  these products are used to provide services on the Internet.  The products' relational database technology will provide physicians with a permanent,  ongoing record of each patient's name,  address,  insurance or managed care affiliation,  referral status,  medical  history,  personalized  notes  and  an  audit  trail  of  past encounters.  Physicians will be able to electronically order medical procedures, receive  and  store  test  results,  check  patient  eligibility,  make  medical
referrals,   request   authorizations,   and  report   financial  and  encounter
information in a cost-effective, secure and timely manner.

   On July 5,  2001,  we  received  a  written  claim on behalf of a former employee  relating to alleged  unpaid  severance  and  options  that we are alleged  to have  wrongfully  failed to permit the  exercise  of. No amount
of  damages   was   claimed  in  the   letter.   Based  on  a   preliminary
investigation,  we have denied any  liability  in this  matter,  and do not expect any  resolution of the matter,  if legal action is taken,  to have a material  adverse  impact on us. On June 15, 2001,  we agreed to settle the matter  of  Michael  J.  Ruxin  v.  Cymedix  Lynx  Corporation  and  Medix
Resources,  Inc.,  filed in the  District  Court of the City and  County of
Denver  (Case No.  00CV2997).  We agreed  to pay to the  plaintiff  $35,000 and  issue  to him  2-year  warrants  to  purchase  195,000  shares  of the
Company's   common  stock  at  $.50.  The  case  has  been  dismissed  with prejudice.  On May 2,  2001,  we agreed to  settle  the  matter of Guli R.
Rajani v.  Medix  Resources,  Inc.,  filed in the  United  States  District
Court,  Southern  District of New York,  (00 Civ.  5061).  We agreed to pay to the  plaintiff  $20,000  and issue to him,  over a period of 18  months,
3-year  warrants to purchase  137,500 shares of the Company's  common stock at $0.50.  The case has been dismissed with prejudice.

   Our principal  executive  office is located at 305 Madison  Ave.,  Suite
2033,  New York,  NY 10165,  and its  telephone  number is (212)  697-2509.
Our  principal  administrative  office  is at  7100  East  Belleview  Ave.,
Greenwood  Village,  CO 80111, and its telephone number is  (303) 741-2045.
We also have offices in California, Georgia and New Jersey.

                              EQUITY LINE OF CREDIT

Agreement

   We have entered into an Equity Line of Credit Agreement with Cornell
Capital Partners, L.P. ("Cornell"), and Dutchess Private Equities Fund,
L.P. ("Dutchess"), dated as of June 12, 2001.  Under the agreement, the two providers have committed to advance to us funds in an amount of up to
$10,000,000, as requested by us, over a 24-month period in return for common stock issued by us to the providers.  However, the amount that may be advanced at any time is limited as follows:

     o    There must be thirteen  stock  market  trading days between any two of our requests for advances.
     o    We can only request an advance if the volume weighted average price of the common stock, as reported by Bloomberg L.P. for the day before our request, is equal to or greater than the volume weighted average price as reported by Bloomberg L.P. for the 22 trading days before we make a request.
     o    We will not be able to receive an advance  amount that is greater than
          175% of the  average  daily  volume of our  common  stock  over the 40 trading days prior to our advance  request  multiplied by the purchase price (calculated as provided in the next sentence).

   The purchase price of our common stock issued in each advance will be equal to 91% of the three lowest daily volume weighted average prices during the 22 trading days before we make a request for the advance.  Our agreement with the providers of our equity line financing contains mutual indemnities against loses, costs and expenses arising out of misrepresentations, breaches of warranties and agreements or other actions or inactions by the other party.

   Advances will be made as requested by us, with 90% of an advance coming from Cornell, and 10% coming from Dutchess.  We will receive the amount we have requested as an advance within 10 days of our request, subject to satisfying standard closing conditions.  The issuance of our shares of common stock to Cornell and Dutchess in connection with the equity line financing will be exempt from registration under the
Securities Act of 1933 pursuant to Section 4(2) thereof.  The sale of such shares by those providers of our equity line financing is being registered under this Registration Statement.  We have agreed not to file any other registration statements for the public sale of our securities for ninety days from the effective date of this Registration Statement, with certain limited exceptions.  We have also agreed that our executive officers and directors will not sell any shares of our common stock during the ten trading days following any advance request by us.

Registration Rights

   We have agreed to maintain an effective  registration  statement for the sale of the shares  issued to the  providers of our equity line  financing, as  described  above.  If, at any  time,  the  number  of shares  available under a  registration  statement is  insufficient  to cover all  securities issued to the  providers,  we have agreed to use our best  efforts to cause an amendment or new  registration  statement  containing those shares to be declared  effective.  Our  agreement  with the providers of our equity line financing  contains mutual  indemnities  against loses,  costs and expenses arising  out of the  violation  of by the other  party of state and Federal securities  laws.  Insofar as  indemnification  for  liabilities  under the
Securities  Act  of  1933,  as  amended,   may  be  permitted   under  such
agreement,  we  have  been  informed  that  in  the  opinion  of  the  U.S.
Securities  and  Exchange  Commission,   such  indemnification  is  against
public  policy  as  expressed  in  the  Securities  Act  and  is  therefore unenforceable.  Our  agreements  as to  registration  rights  are only with the providers of our equity line  financing and we have no  obligations  to assist or  indemnify  any other holder of the shares sold by them or to any underwriter designated by such holders.

Compensation

   We are selling our shares to the providers of our equity line financing at a 9% discount from the market price as described above.
Yorkville Advisors's Management, LLC, an affiliate of Cornell, will be paid by us 2.31% of each amount advanced to us under the equity line financing.  Dutchess Advisors Limited an affiliate of Dutchess, will be paid by us 4.69% of each amount advanced to us under the equity line financing.  Furthermore, upon the effective date of this Registration
Statement, we will issue to Yorkville Advisors, 65,347 shares of common, and to Dutchess Advisors, 132,673 shares of common stock (of which 30,000 shares will be directed to Dutchess).  And, on January 12, 2002, we will issue to Yorkville Advisors and Dutchess Advisors additional shares of our common stock in an amount equal to $66,000 and $134,000, respectively, divided by the purchase price, as described above, for shares advanced under the equity line financing as if an advance occurred on such date.  In addition, we will pay each of the legal counsel to
Cornell and Dutchess an aggregate amount of  $15,000 for their services, and pay escrow fees, in connection with this transaction.

                                 USE OF PROCEEDS

   The net  proceeds  from  the  sale of  shares  will be  received  by the selling  shareholders.  Medix will not  receive  any of the  proceeds  from any sale of the shares by the  selling  shareholders.  However,  Medix will receive  the  proceeds  from the  advances  under the equity line of credit
and  the   exercise  of  warrants  to  purchase   the  shares  to  be  sold
hereunder.  Such proceeds will be used as working capital.

                              SELLING SHAREHOLDERS

   The  table  below  sets  forth  information  as of July 17,  2001,  with respect to the selling  shareholders,  including names,  holdings of shares of common stock prior to the  offering of the shares,  the number of shares being  offered for each  account,  and the number and  percentage of shares of  common  stock  to be  owned  by the  selling  shareholders  immediately following  the sale of the shares,  assuming all of the offered  shares are sold.
                                                                  Shares of
                                                               Common Stock to
                                Shares of                      be Benficially
                              Common Stock                       Owned After
                              Beneficially   Shares of          the Offering
                              Owned Before  Common Stock    --------------------
Name                          the Offering  Being Offered   Number    Percentage
---------                    -------------- -------------   ------    ----------

  Cornell Capital Partners,     8,000,000   8,000,000          0          0%
 L.P.
  Dutchess Private Equities     1,500,000   1,500,000          0          0%
 Fund, L.P.
  Dutchess Advisors Limited      600,000     600,000           0          0%
  Yorkville Advisors             300,000     300,000           0          0%
 Management LLC
  Eric J. Appell                 354,961     36,000         318,961       *%
  Fritz & Miller, P.C.            5,467       5,467            0          0%
  Shapiro Forman Allen &         11,200      11,200            0          0%
 Miller LLP
  Guli R. Rajani                 11,111      11,111            0          0%
  Nicole S. Rajani               11,111      11,111            0          0%
  Ajay G. Rajani                 11,111      11,111            0          0%
                                 ------      ------
      Total                    10,804,961  10,486,000
---------
*less than 1%

Relationship Between Medix and the Selling Shareholders

   The  selling  shareholders  have or will  acquire  the  shares of common stock  indicated  above in one of the following  ways:  (i) upon  advancing funds to the  Company  under a equity  line  financing,  (ii) in payment of the Company's  finders fee  obligations in connection  with the equity line financing,  and (iii) upon the  exercise  of warrants  issued for  services rendered  or in  settlement  of  litigation.  None  of the  persons  listed above are  affiliates or  controlled by affiliates of the Company.  We have a separate  contractual  obligation to file this  registration with each of the  selling  shareholders,  which was part of the  inducement  for them to invest in the Company.

   Cornell  Capital  Partners,  L.P. and Dutchess  Private  Equities  Fund,
L.P.,  who are the  providers of the equity line  financing,  are statutory underwriters  under  Section  2a(11)  of the  Securities  Act of  1933,  as
amended.  The principals of Cornell  Capital  Partners,  L.P. are Yorkville
Advisors  Management  LLC, its general  partner,  and Mark  Angelo,  Joseph
Donohue,  Robert Ferrell,  Matthew Beckman and Meir Levin.  The principals of
Dutchess  Private Equities Fund,  L.P. are Dutchess  Capital  Management LLC,
its general  partner,  and  Michael A.  Novielli  and Douglas H.  Leighton,
managing members and principal owners of the general partner.

                            DESCRIPTION OF SECURITIES

   Our authorized  capital consists of 100,000,000  shares of common stock, par value $.001 per share,  and  2,500,000  shares of preferred  stock.  As of July 17, 2001, we had outstanding  50,211,866  shares of common stock, 1 share of 1996 Preferred  Stock,  50 shares of 1999 Series B Preferred Stock and 375 shares of 1999  Series C  Preferred  Stock.  As of such  date,  our
common  stock  was  held  of  record  by  approximately   375  persons  and
beneficially owned by approximately 4,000 persons.

Common Stock

    Each share of common  stock is entitled to one vote at all  meetings of shareholders.  Shareholders  are not  permitted  to  cumulate  votes in the election of directors.  Currently,  the Board of Directors  consists of six directors,  who serve for  staggered  terms of three  years,  with at least two  directors  elected  at every  annual  meeting.  All  shares  of common stock are equal to each  other  with  respect  to  liquidation  rights  and
dividend   rights.   There  are  no  preemptive   rights  to  purchase  any
additional  common  stock.  In the  event of  liquidation,  dissolution  or winding  up of Medix,  holders  of the common  stock  will be  entitled  to
receive  on  a  pro  rata  basis  all  assets  of  Medix   remaining  after
satisfaction   of  all  liabilities  and  preferences  of  the  outstanding preferred  stock.  The  outstanding  shares of common  stock and the shares of  common  stock  issuable  upon  conversion  or  exercise  of  derivative securities  are or will be, as the case may be,  duly and  validly  issued, fully paid and non-assessable.

Transfer Agent and Registrar

   We have retained  Computershare  Trust Company,  Inc.,  12039 W. Alameda
Parkway,  Suite  Z-2,  Lakewood,  Colorado  80228,  as  Transfer  Agent and
Registrar for the our common stock, (303) 986-5400.

                              PLAN OF DISTRIBUTION

   The selling  shareholders and any of their pledgees,  donees,  assignees and  successors-in-interest  may,  from  time to  time,  sell any or all of their shares of Common Stock on any stock exchange, market or trading  facility  on which the shares are  traded.  These  sales may be at fixed or negotiated  prices.  The selling  shareholders  may use any one or more of the following methods when selling shares:

o     ordinary  brokerage   transactions  and  transactions  in  which  the
      broker-dealer solicits purchasers;

o     block  trades in which the  broker-dealer  will  attempt  to sell the shares as agent but may  position  and  resell a portion of the block as principal to facilitate the transaction;

o     purchases  by  a  broker-dealer   as  principal  and  resale  by  the
      broker-dealer for its account;

o     an  exchange  distribution  in  accordance  with  the  rules  of  the applicable exchange;

o     privately negotiated transactions;

o     short sales;

o     broker-dealers  may agree  with the  selling  shareholders  to sell a specified number of such shares at a stipulated price per share;

o     a combination of any such methods of sale; and

o     any other method permitted pursuant to applicable law.

   The selling  shareholders  may also sell shares under Rule 144 under the
Securities Act, if available, rather than under this prospectus.

   The selling  shareholders  may also  engage in short  sales  against the box,  puts and calls and other  transactions  in  securities of the Company or  derivatives  of Company  securities  and may sell or deliver  shares in connection  with these trades.  The selling  shareholders  may pledge their
shares  to  their   brokers   under  the  margin   provisions  of  customer
agreements.  If a  selling  shareholder  defaults  on a  margin  loan,  the broker  may,  from time to time,  offer and sell the  pledged  shares.  The selling  shareholders  have  advised the Company that they have not entered into any agreements, understandings or arrangements
with  any  underwriters  or  broker-dealers  regarding  the  sale of  their shares other than ordinary course brokerage  arrangements,  nor is there an underwriter or  coordinating  broker acting in connection with the proposed sale of shares by the selling shareholders.

   Broker-dealers  engaged by the  selling  shareholders  may  arrange  for other  brokers-dealers to participate in sales.  Broker-dealers may receive commissions  or  discounts  from  the  selling  shareholders  (or,  if  any broker-dealer  acts  as  agent  for  the  purchaser  of  shares,  from  the purchaser) in amounts to be  negotiated.  The selling  shareholders  do not expect these  commissions  and discounts to exceed what is customary in the types of transactions involved.

      Cornell  Capital  Partners,  L.P. and Dutchess  Private  Equities Fund,
L.P.,  and  their  affiliates,   Yorkville  Advisors   Management  LLC  and
Dutchess Advisors Limited,  are each an "underwriter"  under Section 2a(11)
of the  Securities  Act of 1933,  in  connection  with the resale of common
stock  under  the  Equity  Line  of  Credit   Agreement.   Cornell  Capital
Partners,  L.P.and  Dutchess  Private Equities Fund,  L.P. will pay us 91% of the  average  of the 3 lowest  closing  bid price of our  common  stock for the 22 days  immediately  prreceding  the advance date. The discount on the
purchase  of  the  common   stock  to  be  received  by  them  will  be  an
underwriting  discount. We retained Yorkville Advisors Management,  LLC and
Dutchess  Advisors  Limited  as our  consultants  in  connection  with  the equity line of credit financing. See "Equity Line of Credit."

   Other selling  shareholders  and any  broker-dealers  or agents that are involved  in selling the shares may be deemed to be  "underwriters"  within the meaning of the  Securities Act in connection  with such sales.  In such event, any commissions  received by such  broker-dealers  or agents and any profit on the  resale of the shares  purchased  by them may be deemed to be underwriting commissions or discounts under the Securities Act.

   The  Company is required  to pay all fees and  expenses  incident to the registration  of the shares,  including fees and  disbursements  of counsel
to  certain  of  the  selling  shareholders.   Otherwise,   all  discounts,
commissions  or fees  incurred  in  connection  with the sale of the common stock  offered  hereby  will  be  paid  by the  selling  shareholders.  The
Company  has  agreed to  indemnify  certain  selling  shareholders  against certain losses,  claims,  damages and  liabilities,  including  liabilities under the Securities Act.

   Upon the  Company  being  notified  by a  selling  shareholder  that any material  arrangement  has been entered into with a  broker-dealer  for the
sale  of  shares  through  a  block  trade,   special  offering,   exchange
distribution  or  secondary  distribution  or a  purchase  by a  broker  or dealer,  a  supplement  to this  prospectus  will be  filed,  if  required, pursuant to Rule 424(b) under the Securities  Act,  disclosing (i) the name
of   each   such   selling    shareholder   and   of   the    participating
broker-dealer(s),  (ii) the number of shares  involved,  (iii) the price at which such shares were sold,  (iv) the  commissions  paid or  discounts  or concessions allowed to such  broker-dealer(s),  where applicable,  (v) that such  broker-dealer(s)  did not  conduct  any  investigation  to verify the information set out or incorporated  by reference in this  prospectus,  and
(vi) other facts material to the transaction.

   In order to  comply  with the  securities  laws of  certain  states,  if applicable,  the shares will be sold in such  jurisdictions,  if  required, only through  registered or licensed  brokers or dealers.  In addition,  in certain  states  the shares  may not be sold  unless  the Shares  have been registered  or  qualified  for  sale in such  state  or an  exemption  from registration or qualification is available and complied with.

   The   Company   has   advised   the   selling   shareholders   that  the
anti-manipulative   provisions  of  Regulation  M  promulgated   under  the
Exchange Act may apply to their sales of the shares offered hereby.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Article  109  of  the  Colorado  Business   Corporation  Act  generally
provides that Medix may indemnify its  directors,  officers,  employees and agents  against  liabilities  in any  action,  suit or  proceeding  whether civil,  criminal,  administrative  or  investigative  and whether formal or informal  (a  "Proceeding"),  by reason of being or having been a director, officer,  employee,  fiduciary  or agent of Medix,  if such person acted in good  faith and  reasonably  believed  that his  conduct,  in his  official capacity,  was  in the  best  interests  of  Medix  (or,  with  respect  to employee  benefit plans,  was in the best interests of the  participants of the  plan),  and in all  other  cases  that his  conduct  was at least  not opposed to Medix's best  interests.  In the case of a criminal  proceeding, the  director,  officer,  employee  or agent  must  have had no  reasonable cause to  believe  that his  conduct  was  unlawful.  Under  Colorado  Law,
Medix  may  not  indemnify  a  director,  officer,  employee  or  agent  in connection  with a  proceeding  by or in the right of Medix if the director is adjudged  liable to Medix,  or in a proceeding  in which the  directors, officer  employee  or agent is  adjudged  liable for an  improper  personal benefit.

    Our  Articles of  Incorporation  provide  that we shall  indemnify  its directors,  and  officers,  employees  and  agents to the extent and in the manner  permitted by the  provisions  of the laws of the State of Colorado, as amended  from time to time,  subject  to any  permissible  expansion  or
limitation   of  such   indemnification,   as  may  be  set  forth  in  any
shareholders' or directors' resolution or by contract.

    Insofar as indemnification  for liabilities under the Securities Act of
1933,  as amended (the  "Securities  Act"),  may be permitted to directors,
officers  or  persons   controlling   Medix   pursuant  to  the   foregoing
provisions,   Medix  has  been   informed   that  in  the  opinion  of  the
Commission,  such  indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              AVAILABLE INFORMATION

    We are a reporting  company and file our annual,  quarterly and current reports,  proxy  material  and  other  information  with the SEC.  Reports, proxy  statements  and other  information  concerning  Medix filed with the
Commission  may be  inspected  and  copied  at the  Public  Reference  Room maintained  by the  Commission  at its  office,  450  Fifth  Street,  N.W.,
Washington,  D.C.  20549,  as  well  as at  the  Regional  Offices  of  the
Commission at Citicorp Center, 300 West Madison Street,  Chicago,  Illinois
60661 and Seven World Trade  Center,  New York,  New York 10048.  Copies of
such  material  can be  obtained  from  the  Public  Reference  Room of the
Commission  at  450  Fifth  Street,  N.W.,   Washington,   D.C.  20549,  at
prescribed  rates.  The  public  may  obtain  information  about the Public reference  room in Washington,  D.C. by calling the SEC at  1-800-SEC-0330.
Our  SEC   filings   are  also   available   at  the   SEC's   Website   at
"http:\\www.sec.gov".

    We have filed a registration  statement  under the Securities Act, with respect  to the  securities  offered  pursuant  to  this  Prospectus.  This
Prospectus  does  not  contain  all of the  information  set  forth  in the registration  statement,  certain  parts of which are omitted in accordance
with  the  rules  and   regulations   of  the   Commission.   For   further
information,  reference  is  made  to the  registration  statement  and the exhibits  filed as a part thereof,  which may be found at the locations and
Website referred to above.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The SEC allows us to  "incorporate  by  reference"  information  that we file with them, which means that we can disclose  important  information to you by  referring  you to the  documents  filed with the SEC that  contains
that  information.   The  information   incorporated  by  reference  is  an
important part of this  Prospectus,  and it is important that you review it
before  making  your  investment   decision.   We  hereby   incorporate  by
reference the documents listed below:

     (a)  a copy of our Annual  Report on Form  10-KSB for the fiscal year ended
          December 31, 2000, filed with the SEC on March 21, 2001;

     (b)  a copy of our  Quarterly  Report on Form 10-Q for the  fiscal  quarter ended March 31, 2001, filed with the SEC on May 14, 2001;

     (c)  copies of the our Forms 8-K,  filed with the SEC on January 9, January
          16, January 17,  January 29,  February 1, February 20, March 15, March
          27, April 5, April 11, April 23, May 24, June 12 and June 22, 2001.

    We are  delivering  with this  Prospectus a copy of the Form 10-KSB and the Form 10-Q  referred to above.  Any  statement  contained  in a document
incorporated   or  deemed  to  be   incorporated   by   reference  in  this
Prospectus,  or made herein,  shall be deemed to be modified or  superseded for purposes of this  Prospectus  to the extent that a statement  contained herein or in any  subsequently  filed document,  which also is or is deemed to be  incorporated  by  reference  herein,  modifies  or  supersedes  such statement.  Any  statement so modified or  superseded  shall not be deemed, except  as so  modified  or  superseded,  to  constitute  a  part  of  this
Prospectus.

   We  will  provide   without   charge  to  each  person,   including  any
beneficial  owner,  to whom a copy of this  Prospectus is  delivered,  upon oral or  written  request of any such  person,  a copy of any or all of the documents  incorporated  herein by  reference,  other than the  exhibits to such  documents  (unless such  exhibits are  specifically  incorporated  by
reference  into  the  information   that  this  Prospectus   incorporates).
Requests  should  be  directed  to  Investor  Relations  Department,  Medix
Resources,  Inc., 7100 E. Belleview Avenue,  Suite 301,  Greenwood Village,
Colorado 80111, telephone (303) 741-2045.

                                  LEGAL MATTERS

   The  validity of the shares  offered  hereby is being passed upon for us by Lyle B.  Stewart,  P.C. Lyle B. Stewart,  P.C. has been granted  options to purchase  25,000  shares of Medix common  stock at an exercise  price of
$0.26 per share,  and Mr. Stewart,  individually,  has been granted options to purchase  100,000 and 75,000  shares of Medix  common  stock at exercise prices of $3.38 and $0.92 per share, respectively.

                                     EXPERTS

    The  consolidated  financial  statements  of Medix as of  December  31,
2000, and for each of the two years in the period ended  December 31,  2000 appearing  in our 2000  Form 10-KSB  have been  audited by  Ehrhardt  Keefe
Steiner & Hottman  P.C.,  independent  auditors,  as stated in their report appearing  therein,  and have  been  incorporated  herein by  reference  in reliance  upon the  report of such  firm  given  upon  their  authority  as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

    Item 14.  Other Expenses of Issuance and Distribution.

    The  following  is a list of the  estimated  expenses to be incurred by the  Registrant in  connection  with the issuance and  distribution  of the
Shares being registered hereby.

         SEC Registration Fee................................$ 2,491
         Blue Sky Filing Fees and Expenses...................  1,000*
         Accountants' Fees and Expenses......................  2,000*
         Legal Fees and Expenses............................. 40,000*
         Miscellaneous.......................................      0*
                                                            ---------
         TOTAL...............................................$45,491*

--------------------
    *  Estimated, subject to change.

            The  Company  will  bear  all  of  the  above  expenses  of the registration of the Shares.

      Item 15.  Indemnification of Directors and Officers.

            See   "INDEMNIFICATION   OF  OFFICERS  AND  DIRECTORS"  in  the
Prospectus.

      Item 16.  Exhibits.

Exhibit
Number            Description
-------           -----------

5.1               Opinion of Lyle B. Stewart, Esq*

10.1              Equity Line of Credit  Agreement,  dated June
                  12,   2001,   between  the   Company,   Cornell   Capital
                  Partners, L.P., and Dutchess Private Equities Fund, L.P.*

10.2              Registration  Rights  Agreement,  dated  June  12,  2001,
                  between the  Company,  Cornell  Capital  Partners,  L.P.,
                  and Dutchess Private Equities, Fund L.P.*

10.3              Escrow Agreement, dated June 12,
                  2001,  between the Company, Cornell Capital Partners,
                  L.P., and Dutchess Private Equities Fund, L.P., Butler
                  Gonzalez LLP, and First Union National Bank*

10.4              Consulting  Services  Agreement,  dated  June  12,  2001,
                  between the Company and  Yorkville  Advisors  Management,
                  LLC*

23.1              Consent of Ehrhardt Keefe Steiner & Hottman P.C.

23.2              Consent   of   Lyle B.   Stewart,   Esq.   (included   in
                  Exhibit 5.1)*

24.1  Power of Attorney (included on signature page)*
------------
* Previously Filed

      Item 17.  Undertakings.

      A.    The undersigned Registrant hereby undertakes:

            (1)   To file,  during any period in which  offers or sales are
being made, a post-effective amendment to this Registration Statement:
                  (i)   To   include    any    prospectus    required    by
      Section 10(a)(3)  of the  Securities  Act of 1933,  as  amended  (the
      "Act");

                  (ii)  To  reflect in the  prospectus  any facts or events
      arising after the effective  date of the  Registration  Statement (or
      the   most   recent   post-effective    amendment   thereof)   which,
      individually or in the aggregate,  represent a fundamental  change in
      the   information   set   forth   in  the   Registration   Statement.
      Notwithstanding  the  foregoing,  any  increase or decrease in volume of  securities  offered  (if the  total  dollar  value of  securities
      offered  would  not  exceed  that  which  was   registered)  and  any
      deviation  from  the  low  or  high  and  of  the  estimated  maximum offering  range  may be  reflected  in the form of  prospectus  filed with the  Commission  pursuant to Rule  424(b) if, in the  aggregate, the  changes  in volume and price  represent  no more than 20 percent change  in the  maximum  aggregate  offering  price  set forth in the
      "Calculation   of   Registration   Fee"   table   in  the   effective
      registration statement.

                  (iii)       To  include  any  material  information  with
      respect to the plan of distribution  not previously  disclosed in the
      Registration  Statement  or any material  change to such  information in the Registration Statement;

            provided,  however,  that  paragraphs  (A)(1)(i) and (A)(1)(ii)
do not apply if the  Registration  Statement  is on Form  S-3,  Form S-8 or
Form F-3,  and the information  required to be included in a post-effective amendment by those  paragraphs is contained in periodic  reports filed with or furnished to the Securities and Exchange  Commission (the  "Commission")
by  the  Registrant  pursuant  to  Section  13  or  Section  15(d)  of  the
Securities  Exchange Act of 1934,  as amended (the  "Exchange  Act"),  that are incorporated by reference in the Registration Statement.

            (2)   That,  for  the  purpose  of  determining  any  liability
under the Act, each such  post-effective  amendment shall be deemed to be a new  registration  statement  relating to the securities  offered  therein, and the  offering  of such  securities  at that time  shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from  registration by means of a  post-effective  amendment any  of  the  securities  being  registered  which  remain  unsold  at  the termination of the offering.

B.    Insofar as  indemnification  for  liabilities  arising  under the Act may be permitted to  directors,  officers  and  controlling  persons of the
Registrant  pursuant  to  the  foregoing  provisions,   or  otherwise,  the
Registrant  has been  advised  that in the opinion of the  Commission  such indemnification  is against  public  policy as expressed in the Act and is, therefore,  unenforceable.  In the event  that a claim for  indemnification against  such  liabilities  (other  than the payment by the  Registrant  of expenses incurred or paid by a director,  officer or controlling  person of the Registrant in the successful defense

of any action,  suit or proceeding)  is asserted by such director,  officer or controlling  person in connection with the securities being  registered, the  Registrant  will,  unless in the opinion of its counsel the matter has been settled by  controlling  precedent,  submit to a court of  appropriate jurisdiction  the question  whether such  indemnification  by it is against public  policy as  expressed  in the Act and will be  governed by the final adjudication of such issue.

                                   SIGNATURES

            Pursuant to the  requirements  of the  Securities  Act of 1933, the registrant  certifies  that it has  reasonable  grounds to believe that it  meets  all of the  requirements  for  filing  on Form  S-2 and has duly caused  this  Registration  Statement  to be  signed  on its  behalf by the undersigned,  thereunto duly authorized,  in New York, New York on July 20,
2001.

                                    MEDIX RESOURCES, INC.

                                    By /s/*
                                       John R. Prufeta,
                                       President and CEO

            Pursuant to the  requirements  of the  Securities  Act of 1933, this  Registration  Statement  has  been  signed  below  by  the  following persons in the capacities and on the dates indicated.

       Signature                          Title                   Date
       ---------                          -----                   ----

/s/*                           President, Chief Executive       July 20, 2001
 John R. Prufeta               Officer and Director
                               (Principal Executive
                               Officer)

/s/*                           Executive Vice President         July 20, 2001
  Gary L. Smith                and Chief Financial
                               Officer (Principal
                               Financial and Accounting
                               Officer)

/s/*                           Director                         July 20, 2001
  David B. Skinner

/s/*                           Director                         July 20, 2001
  John T. Lane

 /s/*                          Director                         July 20, 2001
  Samuel H. Havens

/s/*                           Director                         July 20, 2001
  Joan E. Herman

*Gary L. Smith, by signing his name hereto, does sign this document on behalf of himself and each of Ms. Herman and Messrs. Prufeta, Havens,
Skinner and Lane  in the capacities indicated immediately above, pursuant to powers of attorney duly executed by each such person and filed with the Securities and Exchange Commission.

                                         /s/Gary L. Smith
                                            Gary L. Smith

                                  EXHIBIT INDEX

Exhibit
Number                  Description
------                  -----------

5.1               Opinion of Lyle B. Stewart, Esq.*

10.1              Equity Line of Credit  Agreement,  dated June
                  12,   2001,   between  the   Company,   Cornell   Capital
                  Partners, L.P., and Dutchess Private Equities Fund, L.P.*

10.2              Registration  Rights  Agreement,  dated  June  12,  2001,
                  between the  Company,  Cornell  Capital  Partners, L.P.,
                  and Dutchess Private Equities Fund, L.P.*

10.3              Escrow  Agreement,  dated  June  12,  2001,  between  the
                  Company,  Cornell  Capital  Partners,  L.P., and Dutchess
                  Private  Equities, Fund  L.P.,  Butler  Gonzalez LLP, and First
                  Union National Bank*

10.4              Consulting  Services  Agreement,  dated  June  12,  2001,
                  between the Company and  Yorkville  Advisors  Management,
                  LLC*

23.1              Consent  of   Ehrhardt   Keefe   Steiner  &
                  Hottman P.C.

23.2              Consent of Lyle B. Stewart, Esq.
                  (included in Exhibit 5.1)*

24.1              Power of Attorney *
-----------
*Previously Files